Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-195316

October 27, 2015

$750,000,000

3.750% Notes due 2025

FINAL TERM SHEET

October 27, 2015

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Security:	3.750% Notes due 2025

Size:	$750 million

Expected Ratings (Moody’s/S&P)*:	Baa1/BBB+

Maturity Date:	November 1, 2025

Coupon:	3.750% per annum, payable semi-annually

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2016

Price to Public:	99.381%

Underwriting Discount:	0.650%

Net Proceeds, Before Expenses, to Prologis, L.P.:	$740,482,500

Use of Proceeds:	Prologis, L.P. intends to use a portion of the net proceeds to repurchase all of the outstanding principal amount of its 4.5% Notes due 2017. In addition, Prologis, L.P. intends to use a portion of the net proceeds to fund all or a part of its $200 million cash tender offer to purchase its 6.875% Notes due 2020, 7.375% Notes due 2019 and 6.625% Notes due 2019, which offer to purchase commenced on October 27, 2015. Prologis, L.P. also intends to use a portion of the net proceeds for other general corporate purposes, including other debt repayment or repurchases. In the short term, Prologis, L.P. expects to use a portion of the net proceeds to repay outstanding borrowings under its global line of credit and/or its multi-currency senior term loan.

Spread to Benchmark Treasury:	+ 180 basis points

Benchmark Treasury:	2.000% due August 15, 2025

Benchmark Treasury Spot:	99-25

Benchmark Treasury Yield:	2.025%

Reoffer Yield:	3.825%

Make-Whole Call:	At any time prior to August 1, 2025, based on the Treasury Rate +30 basis points, or on or after August 1, 2025, at par.

Settlement Date:	October 30, 2015 (T+3)

Trade Date:	October 27, 2015

CUSIP/ISIN:	74340X BE0 / US74340XBE04

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:

SMBC Nikko Securities America, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

ING Financial Markets LLC

Credit Agricole Securities (USA) Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

BBVA Securities Inc.

RBS Securities Inc.

Regions Securities LLC

BNP Paribas Securities Corp.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Morgan Stanley & Co. LLC toll free telephone: 1-866-718-1649; Goldman, Sachs & Co. toll-free at 1-866-471-2526; or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.